Exhibit 99.1

Condensed Consolidated Interim Financial Statements

For the three months and six months ended
February 29, 2012

(Unaudited)

INDEX

Condensed Consolidated Interim Statements of Financial Position	1

Condensed Consolidated Interim Statements of Comprehensive Loss	2

Condensed Consolidated Interim Statements of Changes in Equity	3 - 4

Condensed Consolidated Interim Statements of Cash Flows	5

Notes to the Condensed Consolidated Interim Financial Statements	6 - 38

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian Dollars)

(unaudited)

	February 29,	August 31,	September 1,
	2012	2011	2010
		(Note 13)	(Note 13)

Assets

Current Assets
Cash and cash equivalents (note 5)	$55,789,851	$70,858,678	$6,932,125
Receivables	947,666	650,454	1,057,660
Prepaid expenses	1,596,108	921,748	194,080
	58,333,625	72,430,880	8,183,865

Exploration and Evaluation Assets (note 6)	63,184,573	50,397,436	32,639,135
Property, Plant and Equipment (note 7)	1,057,181	987,633	696,112

	$122,575,379	$123,815,949	$41,519,112

Liabilities

Current Liabilities
Accounts payable	$3,314,659	$3,504,789	$2,026,284
Accrued liabilities	681,616	287,806	151,856
	3,996,275	3,792,595	2,178,140
Accrued Site Closure and Reclamation Costs (note 9)	90,000	-	-

	4,086,275	3,792,595	2,178,140

Shareholders’ Equity
Share Capital (note 8)	147,839,514	146,244,597	58,453,749
Reserve for Warrants (note 8)	3,645,675	3,670,248	4,055,202
Reserve for Share Based Payments (note 8)	9,927,225	6,646,427	4,148,827
Reserve for Brokers’ Compensation Warrants (note 8)	-	96,688	608,040
Accumulated Deficit	(42,923,310)	(36,634,606)	(27,924,846)

	118,489,104	120,023,354	39,340,972

	$122,575,379	$123,815,949	$41,519,112

Approved on behalf of the Board

“Donald S. Bubar”	, Director

“Brian MacEachen”	, Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Avalon Rare Metals Inc.	Page 1
Unaudited Financial Statements
For the three months and six months ended February 29, 2012

Condensed Consolidated Interim Statements of Comprehensive Loss

(expressed in Canadian Dollars)

(unaudited)

	Three Months Ended		Six Months Ended
	February 29, 2012	February 28, 2011	February 29, 2012	February 28, 2011
		(Note 13)		(Note 13)

Revenue

Interest	$297,860	$137,529	$628,405	$231,216

Expenses

Corporate and administrative expenses	1,512,285	1,446,810	3,093,901	2,399,552
General exploration expenses	11,886	8,910	18,728	10,833
Amortization (note 7)	54,151	39,554	107,906	75,529
Share based compensation (note 8d)	1,665,189	866,115	3,742,276	1,516,731

	3,243,511	2,361,389	6,962,811	4,002,645

Loss before the Undernoted Item	(2,945,651)	(2,223,860)	(6,334,406)	(3,771,429)

Foreign Exchange Gain (Loss)	(5,843)	(6,286)	45,702	(5,296)

Net Loss and Comprehensive Loss for the period	$(2,951,494)	$(2,230,146)	$(6,288,704)	(3,776,725)

Loss per Share, Basic and Fully Diluted	$(0.03)	$(0.02)	$(0.06)	$(0.04)

Weighted Average Number of Common Shares Outstanding, Basic and Fully Diluted	103,186,986	92,992,865	103,089,967	90,747,626

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Avalon Rare Metals Inc.	Page 2
Unaudited Financial Statements
For the three months and six months ended February 29, 2012

Condensed Consolidated Interim Statements of Changes in Equity

(expressed in Canadian Dollars, except number of shares)

(unaudited)

	Share Capital		Reserves
					Brokers’
	Number of			Share Based	Compensation	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total

Balance at September 1, 2010	79,104,270	$58,453,749	$4,055,202	$4,148,827	$608,040	$(27,924,846)	$39,340,972
Equity offering(s)	16,932,900	71,340,213	-	-	-	-	71,340,213
Exercise of warrants	4,401,475	12,015,282	-	-	-	-	12,015,282
Reserve transferred on exercise of warrants	-	3,593,047	(3,593,047)	-	-	-	-
Exercise of options	1,526,150	2,091,766	-	-	-	-	2,091,766
Reserve transferred on exercise of options	-	1,795,217	-	(1,795,217)	-	-	-
Exercise of brokers’ compensation warrants	653,117	1,808,980	-	-	-	-	1,808,980
Reserve transferred on exercise of brokers’ compensation warrants	-	653,193	89,011	-	(742,204)	-	-
Warrants issued on equity offering(s)	-	-	3,385,536	-	-	-	3,385,536
Share based compensation	-	-	-	4,292,817	-	-	4,292,817
Share issuance costs – cash	-	(5,302,015)	(240,437)	-	-	-	(5,542,452)
Share issuance costs – compensation warrants Issued	-	(204,835)	(26,017)	-	230,852	-	-
Net loss for the year	-	-	-	-	-	(8,709,760)	(8,709,760)

Balance at August 31, 2011	102,617,912	146,244,597	3,670,248	6,646,427	96,688	(36,634,606)	120,023,354
Exercise of warrants	64,991	198,508	-	-	-	-	198,508
Reserve transferred on exercise of warrants	-	24,573	(24,573)	-	-	-	-
Exercise of options	430,000	628,250	-	-	-	-	628,250
Reserve transferred on exercise of options	-	461,478	-	(461,478)	-	-	-
Exercise of brokers’ compensation warrants	74,083	185,420	-	-	-	-	185,420
Reserve transferred on exercise of brokers’ compensation warrants	-	96,688	-	-	(96,688)	-	-
Share based compensation	-	-	-	3,742,276	-	-	3,742,276
Net loss for the six month period	-	-	-	-	-	(6,288,704)	(6,288,704)

Balance at February 29, 2012	103,186,986	$147,839,514	$3,645,675	$9,927,225	$-	$(42,923,310)	$118,489,104

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Avalon Rare Metals Inc.	Page 3
Unaudited Financial Statements
For the three months and six months ended February 29, 2012

Condensed Consolidated Interim Statements of Changes in Equity

(expressed in Canadian Dollars, except number of shares)

(unaudited)

	Share Capital		Reserves
					Brokers’
	Number of			Share Based	Compensation	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total

Balance at September 1, 2010	79,104,270	$58,453,749	$4,055,202	$4,148,827	$608,040	$(27,924,846)	$39,340,972
Equity offering(s)	9,240,000	26,644,464	-	-	-	-	26,644,464
Exercise of warrants	3,720,913	9,591,358	-	-	-	-	9,591,358
Reserve transferred on exercise of warrants	-	3,126,136	(3,126,136)	-	-	-	-
Exercise of options	881,150	1,292,516	-	-	-	-	1,292,516
Reserve transferred on exercise of options	-	1,206,813	-	(1,206,813)	-	-	-
Exercise of brokers’ compensation warrants	611,190	1,672,718	-	-	-	-	1,672,718
Reserve transferred on exercise of brokers’ compensation warrants	-	630,090	77,197	-	(707,287)	-	-
Warrants issued on equity offering(s)	-	-	3,385,536	-	-	-	3,385,536
Share based compensation	-	-	-	1,516,731	-	-	1,516,731
Share issuance costs – cash	-	(1,892,986)	(240,437)	-	-	-	(2,133,423)
Share issuance costs – compensation warrants Issued	-	(204,835)	(26,017)	-	230,852	-	-
Net loss for the period	-	-	-	-	-	(3,776,725)	(3,776,725)

Balance at February 28, 2011	93,557,523	$100,520,023	$4,125,345	$4,458,745	$131,605	$(31,701,571)	$77,534,147

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Avalon Rare Metals Inc.	Page 4
Unaudited Financial Statements
For the three months and six months ended February 29, 2012

Condensed Consolidated Interim Statements of Cash Flows

(expressed in Canadian Dollars)

(unaudited)

	Three Months Ended		Six Months Ended
	February 29, 2012	February 28, 2011	February 29, 2012	February 28, 2011
		(Note 13)		(Note 13)

Operating Activities

Cash paid to suppliers and employees	$(1,684,193)	$(1,237,975)	$(3,063,277)	$(2,247,695)
Interest received	297,860	136,776	628,405	230,463

	(1,386,333)	(1,101,199)	(2,434,872)	(2,017, 232 )

Financing Activities

Share capital – equity offering(s)	-	-	-	27,896,577
Share capital – exercise of warrants	-	847,396	198,508	9,591,358
Share capital – exercise of options	49,000	1,108,410	628,250	1,292,516
Share capital – exercise of brokers’ compensation warrants	-	685,305	185,420	1,672,718
Share issuance costs paid (note 8b)	-	-	(314,438)	-

	49,000	2,641,111	697,740	40,453,169

Investing Activities

Exploration and evaluation asset expenditures	(6,015,560)	(3,704,539)	(13,157,945)	(8,052,272)
Purchase of property, plant and equipment	(43,295)	(49,750)	(177,454)	(314,393)
Short term guaranteed investment certificate	-	(1,000,000)	-	(1,000,000)

	(6,058,855)	(4,754,289)	(13,335,399)	(9,366,665)

Change in Cash and Cash Equivalents	(7,396,188)	(3,214,377)	(15,072,531)	29,069,272

Foreign Exchange Effect on Cash	(23,622)	-	3,704	-

Cash and Cash Equivalents – beginning of period	63,209,661	39,215,774	70,858,678	6,932,125

Cash and Cash Equivalents – end of period	$55,789,851	$36,001,397	$55,789,851	$36,001,397

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Avalon Rare Metals Inc.	Page 5
Unaudited Financial Statements
For the three months and six months ended February 29, 2012

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

1.      Nature of Operations

Avalon Rare Metals Inc. (the “Company”) is a publicly listed company incorporated in Canada and continued under the Canada Business Corporations Act. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AVL), on the NYSE Amex Equities Exchange (NYSE Amex: AVL), and the Frankfurt Stock Exchange in Germany.

The registered address, principal address and records office of the Company is located at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada, M5H 3P5.

The Company is in the process of exploring and developing its mineral resource properties. To date, the Company has not earned significant revenues and is considered to be in the development stage.

The realization of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these properties, and future profitable production or proceeds of disposition from these properties.

The Company is principally engaged in the mining exploration and development of rare metal and mineral properties located principally in Canada.

2.      Basis of Presentation

The condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) that the Company expects to adopt in its consolidated financial statements as at and for the year ending August 31, 2012.

The Company’s consolidated interim financial statements were previously prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) until August 31, 2011. As these condensed consolidated interim financial statements are the Company’s first financial statements prepared in accordance with IFRS, disclosure of the Company’s elected transition exemptions and reconciliation and explanation of accounting policy differences compared to Canadian GAAP have been provided in Note 13 to these financial statements.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated annual financial statements for the year ended August 31, 2011. Certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the Company’s most recent consolidated annual financial statements prepared in accordance with Canadian GAAP have been included in these condensed consolidated interim financial statements.

These statements have been prepared using the historical cost basis, except for certain financial instruments which are measured in accordance with the policy disclosed in Note 3.

3.      Summary of Significant Accounting Policies

The principal accounting policies followed by the Company are summarized as follows:

a)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and the entities controlled by the Company (its subsidiaries, including special purpose entities). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

Avalon Rare Metals Inc.	Page 6

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

3.      Summary of Significant Accounting Policies (continued)

The Company’s two wholly-owned subsidiaries Nolava Minerals Inc. (“Nolava”) and Avalon Rare Metals Processing Inc. (both incorporated in the United States of America (“USA”)), have not carried on any significant operations since their inceptions. During the year ended August 31, 2011, Nolava had acquired certain mining claims in Utah, USA and had commenced preliminary exploration work on these mining claims.

b)	Foreign Currency Transactions

Functional and Presentation Currency

Items included in the financial statements of the Company and each of its subsidiaries (the “Group”) are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional and presentation currency of the Company is the Canadian dollar (“$”), and the functional and presentation currency of the Company’s subsidiaries are the U.S. dollar (US$). The consolidated financial statements of the Group are presented in Canadian dollars.

Transactions and Balances

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the foreign exchange rates prevailing at the end of each reporting period. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in income or loss.

Group Companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated using the foreign exchange rates prevailing at the end of each reporting period;
•	income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period); and
•	all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in profit or loss as part of the gain or loss on sale.

c)	Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Any excess of the purchase price over fair value is recorded as goodwill. Acquisition-related costs are recognized in profit or loss as incurred.

Avalon Rare Metals Inc.	Page 7

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

3.      Summary of Significant Accounting Policies (continued)

d)	Share Based Payment Arrangements

Equity-settled share based payments to employees (including directors and senior executives) and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value of the share-based payment is measured by reference to the fair value of the equity instrument granted, which in turn is determined using the Black-Scholes option-pricing model on the date of the grant, with management’s assumptions for the risk-free rate, dividend yield, volatility factors of the expected market price of the Company’s common shares, expected forfeitures and the life of the options.

The fair value of the equity-settled share based payments is expensed over the period in which the performance and/or service conditions are fulfilled, ending on the date in which the grantee becomes fully entitled to the award, based on the Company's estimate of equity instruments that will eventually vest, with a corresponding increase in equity. Vesting assumptions are reviewed at each reporting date to ensure they reflect current expectations.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

e)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is recognized as a finance lease obligation within long-term debt.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company's general policy on borrowing costs.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

f)	Income Taxes

Current Income Taxes

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the Consolidated Statement of Comprehensive Income (Loss) because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred Income Taxes

Deferred tax assets and liabilities represent income taxes expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the Company’s financial statements and the corresponding tax basis used in the computation of taxable profit. Deferred tax assets also represent income taxes expected to be recoverable on unclaimed losses carried forward.

Avalon Rare Metals Inc.	Page 8

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

3.      Summary of Significant Accounting Policies (continued)

Deferred taxes are calculated using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, with some exceptions described below. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be used. Neither deferred tax liabilities, nor deferred tax assets, are recognized as a result of temporary differences that arise from the initial recognition of goodwill or a transaction, other than a business combination, that affects neither accounting profit nor taxable profit. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Deferred tax asset and liabilities are measured using the enacted or substantively enacted tax rates as of the date of the statement of financial position that are expected to be in effect when the differences reverse or when unclaimed losses are utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for asset recognition, a deferred tax asset is recognized.

Deferred tax is recognized in the Statement of Comprehensive Income, unless it relates to items recognized directly in equity, in which case the deferred tax related to those items is also recognized directly in equity.

g)	Flow-through Shares

The Company will, from time to time, issue flow-through shares to finance a portion of its exploration programs. Pursuant to the terms of the flow-through share agreements, the Company agrees to incur qualifying expenditures and renounce the tax deductions associated with these qualifying expenditures to the subscribers at an agreed upon date.

The excess of cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing is recorded as a liability which is extinguished when the tax effect of the temporary differences, resulting from the renunciation, is recorded. The difference between the liability and the value of the tax assets renounced is recorded as a deferred tax expense.

A deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures that are capitalized to exploration and evaluation assets and their tax basis. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by the recognition of a corresponding deferred tax asset.

h)	Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. The “treasury stock method” is used for the assumed proceeds upon the exercise of the options and warrants that are used to purchase common shares at the average market price during the year. During the six months ended February 29, 2012 and February 28, 2011, all the outstanding stock options, warrants and brokers’ compensation warrants were anti-dilutive.

Avalon Rare Metals Inc.	Page 9

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

3.      Summary of Significant Accounting Policies (continued)

i)	Other Comprehensive Income (Loss)

Other Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in net profit or loss such as unrealized gains or losses on available-for-sale investments, gains or losses on certain derivative instruments and foreign currency gains or losses related to translation of the financial statements of foreign operations. The Company’s comprehensive income (loss), components of other comprehensive income, and cumulative translation adjustments are presented in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in equity.

j)	Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and highly liquid short-term money market investments such as bankers acceptance notes, treasury bills and guaranteed investment certificates.

k)	Exploration and Evaluation Assets

These assets relate to mineral rights acquired and exploration and evaluation expenditures incurred in respect to resource projects that are in the exploration and pre-development stage.

Exploration and evaluation expenditures include costs which are directly attributable to acquisition, surveying, geological, geochemical, geophysical, exploratory drilling, land maintenance, sampling, and assessing technical feasibility and commercial viability. These expenditures are capitalized until the technical feasibility and commercial viability of the extraction of mineral reserves in a project is demonstrated. During the exploration period, exploration and evaluation assets are not amortized.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment, to ensure that commercial quantities of reserves exist or that exploration activities related to the property are continuing or planned for the future. If an exploration property does not prove viable, all unrecoverable costs associated with the project are expensed.

Once a project is determined to be technically feasible and commercially viable and a decision has been made to proceed with development, the relevant exploration and evaluation asset is tested for impairment and the balance is reclassified as a mine development asset in property, plant and equipment. All subsequent expenditures to ready the property for production are capitalized within mine development assets, other than those costs related to the construction of property, plant and equipment. Once production has commenced, all costs included in mine development assets are reclassified to mining properties.

Exploration and evaluation expenditures incurred prior to the Company obtaining the right to explore are recorded as expense in the period in which they are incurred.

l)	Property, plant and equipment

Property, plant and equipment (“PPE”) are stated at cost less accumulated amortization and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Avalon Rare Metals Inc.	Page 10

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

3.      Summary of Significant Accounting Policies (continued)

Amortization is provided over the estimated useful lives of the Company’s assets on the following basis and rates per annum:

Airstrip	-	8% on a declining balance basis
Computer equipment	-	30% on a declining balance basis
Computer software	-	33 1/3% on a declining balance basis
Exploration equipment	-	30% on a declining balance basis
Office furniture and equipment	-	25% on a declining balance basis
Leasehold improvements	-	straight line basis over the term of the lease

An item of PPE is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in income or loss for the period.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for PPE and any changes arising from the assessment are applied by the Company prospectively.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

m)	Impairment of Long Lived Assets

At the end of each reporting period, the Company reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

The recoverable amount of an asset is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Avalon Rare Metals Inc.	Page 11

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

3.      Summary of Significant Accounting Policies (continued)

n)	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities recorded at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities recorded at fair value through profit or loss are recognized immediately in the Statement of Operations and Comprehensive Income.

Financial Assets

The Company recognizes all financial assets initially at fair value and classifies them into one of the following specified categories: fair value through profit or loss (“FVTPL”), held-to-maturity (“HTM”), available-for-sale (“AFS”) and loans and receivables. HTM instruments and loans and receivables are measured at amortized cost. AFS instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss for the period.

The fair value of financial instruments traded in active markets (such as FVTPL and AFS securities) is based on quoted market prices at the date of the Statement of Financial Position. The quoted market price used for financial assets held by the Company is the current bid price.

Impairment of Financial Assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

Financial Liabilities and Equity Instruments

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss for the period. Other financial liabilities including borrowings are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost using the effective interest rate method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issuance costs.

Avalon Rare Metals Inc.	Page 12

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

3.      Summary of Significant Accounting Policies (continued)

Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in the Statement of Comprehensive Income (Loss) on the purchase, sale, issue or cancellation of the Company's own equity instruments.

Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the Statement of Financial Position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The Company’s financial assets and liabilities are classified and subsequently measured as follows:

Asset/Liability	Classification	Subsequent Measurement

Cash and cash equivalents	FVTPL	Fair value to profit or loss
Receivables	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost

o)	Accrued Site Closure and Reclamation Costs

The Company’s mining exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations or constructive obligations.

Accrued site closure costs are recorded at the time an environmental disturbance occurs, and are measured at the Company’s best estimate of the expected value of future cash flows required to reclaim the disturbance upon site closure, discounted to their net present value. The net present value is determined using a pre-tax discount rate that is specific to the liability. The estimated net present value is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the provision arise due to changes in legal or regulatory requirements, the extent of environmental remediation required and cost estimates. The net present value of the estimated costs of these changes is recorded in the period in which the change is identified and quantifiable.

Upon initial recognition of site closure costs, there is a corresponding increase to the carrying amounts of related assets and the cost is amortized as an expense on a unit-of-production basis over the life of the related assets. The value of the provision is progressively increased over the life of the operation as the effect of discounting unwinds, such increase is recognized as interest expense.

p)	Other Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Avalon Rare Metals Inc.	Page 13

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

3. Summary of Significant Accounting Policies (continued)

q)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount.

r)	Critical Accounting Judgements and Estimation Uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the condensed consolidated interim financial statements and related notes to the condensed consolidated interim financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The Company has identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Recoverability of Mineral Properties and Deferred Exploration and Evaluation Costs

The Company assesses all exploration and evaluation assets, mine development assets and PPE at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Property, Plant and Equipment - Estimated Useful Lives

Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for amortization of PPE for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s PPE in the future.

Avalon Rare Metals Inc.	Page 14

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

3.      Summary of Significant Accounting Policies (continued)

Determination of Reserve and Resource Estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s exploration properties. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of exploration and evaluation assets, mine development assets, PPE, accrued site closure and reclamation liabilities and amortization expense.

Fair Value of Share Based Payment

The Company follows accounting guidelines in determining the fair value of share based payment. The calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable.

Accrued Site Closure and Reclamation Costs

The Company’s accounting policy for the recognition of accrued site closure and reclamation costs requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

The provision for accrued site closure and reclamation costs recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs are recognized in the Statement of Financial Position by adjusting both the closure and rehabilitation asset and provision.

4.      Recent Accounting Pronouncements

At the date of authorization of these Financial Statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods.

IFRS 9 Financial Instruments (“IFRS 9”) introduces the new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation - Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

Avalon Rare Metals Inc.	Page 15

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

4.      Recent Accounting Pronouncements (continued)

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

IFRS 13 Fair Value Measurement (“IFRS 13”) sets out one single framework under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but provides guidance on how to measure fair value under IFRS when fair value is required or permitted by IFRS. IFRS 13 also expands the required disclosures related to fair value measurements to help user understand the valuation techniques and inputs used to develop fair value measurements and the effect of fair value measurements on profit or loss.

IAS 27 continues to include the requirements relating to separate financial statements which are unchanged and included in the amended IAS 27. The other portions of IAS 27 are replaced by IFRS 10. IAS 28 Investments in Associates and Joint Ventures is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

Each of these six standards have an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12 (and thereby each of the other four standards). The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

5.      Cash and Cash Equivalents

Cash and cash equivalents are comprised of the following:

	February 29, 2012	August 31, 2011

Cash in bank	$274,109	$1,914,597
Guaranteed investment certificates	55,515,742	68,944,081

	$55,789,851	$70,858,678

Avalon Rare Metals Inc.	Page 16

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

6.      Exploration and Evaluation Assets

	August 31,		Dispositions/	February 29,
	2011	Expenditures	Write-down	2012

Thor Lake Rare Metals Project (a)	$43,149,886	$12,050,612	$-	$55,200,498
Separation Rapids Lithium-Tantalum Project (b)	3,950,901	312,623	-	4,263,524
Warren Township Anorthosite Project (c)	1,232,048	132,446	-	1,364,494
East Kemptville Rare Metals Project (d)	1,372,264	2,878	-	1,375,142
Spor Mountain Rare Metals Project (e)	692,337	217,614	-	909,951
Miramichi Tin Project (f)	-	70,964	-	70,964

	$50,397,436	$12,787,137	$-	$63,184,573

	September 1,		Dispositions/	August 31,
	2010	Expenditures	Write-down	2011

Thor Lake Rare Metals Project (a)	$26,210,251	$16,939,635	$-	$43,149,886
Separation Rapids Lithium-Tantalum Project (b)	3,880,260	70,641	-	3,950,901
Warren Township Anorthosite Project (c)	1,198,787	33,261	-	1,232,048
East Kemptville Rare Metals Project (d)	1,349,837	22,427	-	1,372,264
Spor Mountain Rare Metals Project (e)	-	692,337	-	692,337
Miramichi Tin Project (f)	-	-	-	-

	$32,639,135	$17,758,301	$-	$50,397,436

	November 30,		Dispositions/	February 29,
	2011	Expenditures	Write-down	2012

Thor Lake Rare Metals Project (a)	$48,816,450	$6,384,048	$-	$55,200,498
Separation Rapids Lithium-Tantalum Project (b)	4,024,057	239,467	-	4,263,524
Warren Township Anorthosite Project (c)	1,241,062	123,432	-	1,364,494
East Kemptville Rare Metals Project (d)	1,375,142	-	-	1,375,142
Spor Mountain Rare Metals Project (e)	832,952	76,999	-	909,951
Miramichi Tin Project (f)	5,969	64,995	-	70,964

	$56,295,632	$6,888,941	$-	$63,184,573

a)	Thor Lake Rare Metals Project, Northwest Territories

During the year ended August 31, 2005 the Company acquired a 100% interest in five mining leases covering the Thor Lake rare metals deposit located in the Mackenzie Mining District of the Northwest Territories. In addition, three mineral claims were staked in 2009 to cover favourable geology to the west of the mining leases. The property is subject to a 5.5% net smelter returns royalty (“NSR”), of which 2.5% can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at February 29, 2012, this amounted to approximately $1.2 million).

Avalon Rare Metals Inc.	Page 17

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

6.      Exploration and Evaluation Assets (continued)

b)	Separation Rapids Rare Metals Project, Ontario

The Company owns a 100% interest in certain claims and a mining lease in the Paterson Lake area of Ontario. The claims were subject to a 2.0% NSR, which has been bought back by the Company for $220,000 during the six months ended February 29, 2012.

c)	Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003.

d)	East Kemptville Rare Metals Project, Nova Scotia

During the year ended August 31, 2007, the Company was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia. In order to keep the licence in good standing, the Company was required to incur $2,250,000 in exploration expenditures by August 1, 2011, of which $778,742 had been incurred by November 30, 2011. During the quarter ended August 31, 2011, the Company requested an extension from the Minister of Natural Resources of Nova Scotia to fulfil its expenditure obligations under the Special Licence by August 1, 2013. The Company has been verbally assured that the extension is forthcoming but formal confirmation is still pending. There is no certainty that the extension will be granted, at which time the costs incurred to date on the special exploration licence will be written off.

The Company also has a number of regular exploration licences covering certain mineral claims in the same proximity to the claims covered under the special exploration licence.

e)	Spor Mountain Rare Metals Project, Utah

The Company owns a 100% interest in certain claims located in Juab County, Utah, USA, which were staked by the Company during the year ended August 31, 2011.

f)	Miramichi Tin Project, New Brunswick

The Company owns a 100% interest in certain claims located in York County, New Brunswick, which were staked by the Company during the six months ended February 29, 2012.

g)	Other Resource Properties

The Company has a 100% interest in several mining claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain mining claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 0.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

Avalon Rare Metals Inc.	Page 18

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

7.      Property, Plant and Equipment

					Office
		Computer	Computer	Exploration	Furniture &	Leasehold
	Airstrip	Equipment	Software	Equipment	Equipment	Improvements	Total
Cost
As at September 1, 2010	$523,242	$28,064	$13,214	$276,996	$35,861	$25,725	$903,102

Additions	-	21,730	56,480	364,929	17,481	4,203	464,823
Disposals	-	-	-	(12,201)	-	-	(12,201)

As at August 31, 2011	523,242	49,794	69,694	629,724	53,342	29,928	1,355,724

Additions	-	2,431	91,022	33,131	22,027	28,843	177,454
Disposals	-	-	-	-	-	-	-

As at February 29, 2012	$523,242	$52,225	$160,716	$662,855	$75,369	$58,771	$1,533,178

Accumulated Amortization
As at September 1, 2010	$20,930	$14,019	$6,539	$135,286	$12,433	$17,783	$206,990

Amortization expense	40,185	7,473	11,637	97,322	8,042	8,643	173,302
Disposals	-	-	-	(12,201)	-	-	(12,201)

As at August 31, 2011	61,115	21,492	18,176	220,407	20,475	26,426	368,091

Amortization expense	18,485	4,427	13,483	63,884	5,485	2,142	107,906
Disposals	-	-	-	-	-	-	-

As at February 29, 2012	$79,600	$25,919	$31,659	$284,291	$25,960	$28,568	$475,997

Net Book Value
As at September 1, 2010	$502,312	$14,045	$6,675	$141,710	$23,428	$7,942	$696,112
As at August 31, 2011	$462,127	$28,302	$51,518	$409,317	$32,867	$3,502	$987,633
As at February 29, 2012	$443,642	$26,306	$129,057	$378,564	$49,409	$30,203	$1,057,181

Avalon Rare Metals Inc.	Page 19

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

8.     Share Capital

a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

b)	Common Shares Issued and Outstanding:

	Number	Amount

Balance - September 1, 2010	79,104,270	$58,453,749
Issued pursuant to:
prospectus offering(s)	16,932,900	71,340,213
exercise of warrants	4,401,475	15,608,329
exercise of options	1,526,150	3,886,983
exercise of brokers’ compensation warrants	653,117	2,462,173
Commission - cash paid	-	(4,392,221)
Commission - compensation warrants issued	-	(204,835)
Other issuance costs	-	(909,794)

Balance - August 31, 2011	102,617,912	$146,244,597
Issued pursuant to:
exercise of warrants	64,991	223,081
exercise of options	430,000	1,089,728
exercise of brokers’ compensation warrants	74,083	282,108

Balance – February 29, 2012	103,186,986	$147,839,514

During the year ended August 31, 2011, the Company completed the following equity offerings:

i)	on September 30, 2010, completed a short form prospectus offering and issued 9,240,000 units at a price of $3.25 per unit for gross proceeds of $30,030,000 (“September 2010 Offering”). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $3.60 until September 30, 2011 (the “Unit”).

Of the Unit price of $3.25, $2.8836 was allocated to the common share component of the Unit and the balance of $0.3664 was allocated to the warrant component of the Unit. These values were calculated on a pro rata basis based on the closing trading price of the Company’s common shares on the date of the September 2010 Offering which was $3.58, and the estimated fair value of a whole warrant of $0.9099.

In connection with the September 2010 Offering, the Company paid cash commissions totalling $1,801,800 and issued 277,200 warrants (“Brokers’ Compensation Warrants”) to the underwriters of the September 2010 Offering. Each Brokers’ Compensation Warrant entitles the holder to purchase one Unit for a period of 12 months following September 30, 2010 at the exercise price of $3.25 per Unit. The estimated fair value of the Brokers’ Compensation Warrants totalled $230,852. The fair values of these warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.39%; expected life of 1.0 years; and expected volatility of 64%.

The Company also paid other cash issuance costs of $331,623 in connection to the September 2010 Offering.

Avalon Rare Metals Inc.	Page 20

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

8.      Share Capital (continued)

The total transaction costs of $2,364,275 (including cash commissions, the estimated fair value of the Brokers’ Compensation Warrants and other cash issuance costs) has been allocated to the common shares and the warrants on a pro rata basis based on the fair values of the common shares and the warrants.

ii)	on August 3, 2011, completed a prospectus offering and issued 7,692,900 common shares (included 592,900 common shares issued pursuant to the partial exercise of the underwriters' option to purchase up to 1,065,000 additional common shares at the applicable offering price to cover over-allotments) at a price of $5.81 (or US$6.15) per share for gross proceeds of $44,695,749 (“August 2011 Offering”), of which 60,000 common shares were issued to a director of the Company.

The Company paid cash commissions totalling $2,793,484 to the underwriters of the August 2011 Offering and incurred other cash issuance costs of $615,545 in connection to the this offering (of which $314,438 were paid during the three months ended November 30, 2011).

c)	Warrants

The following reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective periods:

			Weighted
	Number		Average
	of Warrants		Exercise Price

Balance - August 31, 2010	3,372,500		$3.00
Issued pursuant to a prospectus offering	4,620,000		3.60
Issued upon exercise of brokers’ compensation warrants	326,558		2.98
Exercised	(4,401,475)	(1)(2)	2.73

Balance - August 31, 2011	3,917,583		$3.60
Issued upon exercise of brokers’ compensation warrants	37,041		3.05
Exercised	(64,991)		3.05
Expired	(3,889,633)		3.60

Balance – February 29, 2012	-		$-

(1)	3,329,000 of these warrants were eligible for the reduced exercise price of $2.51 per share for the period from September 1, 2010 to September 30, 2010 and 3,303,650 of these warrants were exercised at the reduced exercise price of $2.51 per share.

(2)	Included the 180,000 warrants issued upon exercise of the brokers’ compensation warrants, which were exercised at the reduced exercise price of $2.51 per share.

Avalon Rare Metals Inc.	Page 21

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

d)	Stock Option Plan

The shareholders have approved a Stock Option Plan (the “Plan”) that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at a price equal to or greater than the closing price of the shares on either the trading day prior to the grant or the day of the grant. The options generally vest over a period of one to four years, and generally have a term of two to five years (but can have a maximum term of 10 years).

		Weighted
	Number	Average
	of Options	Exercise Price

Balance - August 31, 2010	5,556,400	$1.63
Granted	2,325,000	6.23
Exercised	(1,526,150)	1.37
Cancelled	(50,000)	3.37

Balance - August 31, 2011	6,305,250	$3.38
Granted	1,500,000	3.18
Exercised	(430,000)	1.46
Cancelled	(300,000)	4.14

Balance – February 29, 2012	7,075,250	$3.42

 The following reconciles the stock options outstanding at the beginning and end of the respective periods:

As at February 29, 2012, there were 3,144,000 options vested (August 31, 2011 - 2,549,000) with the average exercised price of $2.75 (August 31, 2011 - $2.28).

During the six months ended February 29, 2012, an aggregate of 430,000 stock options were exercised. The weighted average closing market share price on the date preceding the date of exercise was $2.82.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected life of the option award and share price volatility. The expected life of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company’s share. These assumptions involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

Avalon Rare Metals Inc.	Page 22

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

8.      Share Capital (continued)

The weighted average assumptions for grants during the six months ended February 29, 2012 and the year ended August 31, 2011 are as follows:

	February 29,	August 31,
	2012	2011

Exercise price	$3.18	$6.23
Closing market price on day preceding date of grant	$3.18	$6.23
Risk-free interest rate	1.15%	2.04%
Expected life (years)	3.3	4.0
Expected volatility	90%	96%
Expected dividend yield	Nil	Nil
Grant date fair value	$1.88	$4.19

The following table summarizes information concerning outstanding and exercisable options as at February 29, 2012:

			Weighted Average
	Number of Options		Remaining
Option Price Range	Outstanding	Exercisable	Contractual Life

$8.00 - $8.99	325,000	150,000	4.4 years
$7.00 - $7.99	1,000,000	150,000	4.5 years
$5.00 - $5.99	100,000	100,000	1.1 years
$4.00 - $4.99	700,000	300,000	4.6 years
$3.00 - $3.99	800,000	168,750	4.3 years
$2.00 - $2.99	2,100,250	712,750	3.4 years
$1.00 - $1.99	1,600,000	1,262,500	1.4 years
$0.01 - $0.99	450,000	300,000	2.0 years

	7,075,250	3,144,000

e)	Brokers’ Compensation Warrants

The following table summarizes information concerning outstanding and exercisable Brokers’ Compensation Warrants as at February 29, 2012:

	Number of	Weighted
	Compensation	Average
	Warrants	Exercise Price

Balance - September 1, 2010	$450,000	$2.43
Issued pursuant to prospectus offering	277,200	3.25
Exercised	(653,117)	2.77

Balance - August 31, 2011	74,083	$2.50
Exercised	(74,083)	2.50

Balance – February 29, 2012	$-	$-

Avalon Rare Metals Inc.	Page 23

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

9.      Site Closure and Reclamation Costs

As at February 29, 2012, the current estimated closure costs to reclaim the Company’s Thor Lake exploration camp site is $90,000 (September 1, 2010 and August 31, 2011 $Nil). The closure costs are expected to be incurred over the years of 2035 and 2036. The expected undiscounted future cash flow is estimated to be $178,000 assuming an annual inflation rate of 3%.

10.    Capital Disclosures

Capital of the Company consists of the components of shareholders’ equity.

The Company’s objectives when managing capital are as follows:

(i)	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern;
(ii)	to raise sufficient capital to finance its exploration and development activities on its Thor Lake Project; and
(iii)	to raise sufficient capital to meet its general and administrative expenditures, and to explore and develop its other resource properties.

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in light of changes in general economic conditions, the Company’s short term working capital requirements, and its planned exploration and development program expenditure requirements.

As the Company is in the development stage, its principal source of capital is from the issuance of common shares. In order to achieve its objectives, the Company expects to spend its existing working capital and raise additional funds as required.

The Company does not have any externally imposed capital requirements and there were no changes to the Company’s approach to capital management during the six months ended February 29, 2012.

11.    Related Party Transactions

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

a)   Trading transactions

i)	During the six months ended February 29, 2012 the Company incurred consulting fees of $9,000 (February 28, 2011 - $18,000) with an officer;

ii)	During the six months ended February 29, 2012 the Company incurred consulting fees of $18,000 (February 28, 2011 - $Nil) with a person who is related to an officer and director, which were deferred as exploration and evaluation assets;

iii)	During the six months ended February 28, 2011 the Company incurred consulting fees of $28,702 with a person who is related to an officer, which were deferred as exploration and evaluation assets;

iv)	During the six months ended February 28, 2011 the Company incurred consulting fees of $81,250 with a company owned by an officer of the Company, of which $56,250 were deferred as exploration and evaluation assets; and

v)	During the six months ended February 28, 2011 the Company incurred rental fees of $12,350 for an apartment in Yellowknife, NT with a company owned by a director of the Company, which were deferred as exploration and evaluation assets.

Avalon Rare Metals Inc.	Page 24

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

11.      Related Party Transactions (continued)

These expenses have been measured at their exchange value, being the amounts negotiated and agreed to by the parties to the transactions.

b)	Compensation of key management

The remuneration of directors and other members of key management personnel during the six months ended February 29, 2012 and February 28, 2011 were as follows:

	February 29, 2012	February 28, 2011

Salaries, benefits and directors’ fees	$1,358,589	$857,170
Share based compensation(1)	3,446,834	912,177

	$4,805,423	$1,769,347

(1)Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

12.    Financial Instruments

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As at February 29, 2012, the Company’s Cash and Cash Equivalents are categorized as Level 1 measurement. Fair value of other financial assets is determined based on transaction value and is categorized as Level 1 measurement. Fair value of Trade and other payables are determined from transaction values that are not based on observable market data. Fair values of these financial instruments are based on Level 3 measurements.

Fair Values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at February 29, 2012. The Company’s cash and cash equivalents are either on deposit with two highly rated banking groups in Canada or invested in bankers acceptance notes or guaranteed investment certificates issued by two highly rated Canadian banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable and Investment Tax Credits receivable and are therefore not subject to significant credit risk.

Avalon Rare Metals Inc.	Page 25

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

12.     Financial Instruments (continued)

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at February 29, 2012, the Company has current assets of $58,333,625 and current liabilities of $3,996,275. All of the Company’s current financial liabilities and receivables have contractual maturities of less than 120 days and are subject to normal trade terms. Current working capital of the Company is $54,337,350 as at February 29, 2012.

Market risk

(i)	Interest rate risk

The Company has significant cash and cash equivalents balances and it has no interest-bearing debt. The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers acceptance notes, treasury bills and guaranteed investment certificates. These short term money market investments are subject to interest rate fluctuations.

(ii)	Foreign currency risk

The Company’s functional currency is primarily the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. As at February 29, 2012, the Company had cash of US$188,076 and accounts payable of US$141,872 denominated in US currency.

(iii)	Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control. The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Sensitivity analysis

Based on management’s knowledge and experiences of the financial markets, the Company’s management believes the following movements are “reasonably possible” over a three month period.

As at February 29, 2012, approximately 96% of the Company’s cash and cash equivalents is at fixed interest rates beyond the next three months and is not subject to interest rate fluctuations within the next three months. The balance of the Company’s cash and cash equivalents are subject to interest rate fluctuations. Sensitivity to a plus or minus 25 basis points change in rates would not have any significant effect on the Company’s net loss over a three month or six month period.

The Company had cash of US$188,076 in cash and accounts payable of US$141,872 denominated in US currency as at February 29, 2012 and its anticipated expenditures transacted in US dollars for the next three months and six months periods are approximately US$575,000 and $1,000,000 respectively. If the Canadian Dollar weakens (or strengthens) 5% against the United States Dollar with other variables held constant, the Company’s expenditures would decrease (or increase) by approximately $28,500 over a three month period and would decrease (or increase) by approximately $50,000 over a six month period, each offset by a foreign exchange gain (or loss) of approximately $2,000.

Avalon Rare Metals Inc.	Page 26

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

13.     Transition to IFRS

The Company’s consolidated financial statements for the year ending August 31, 2012 will be the Company’s first set of annual financial statements that comply with IFRS, including the application of IFRS 1. IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement in those financial statements of compliance with IFRS. The Company will make this statement when it issues its August 31, 2012 annual financial statements. For the current interim period, the Company has only complied with the requirements of IAS 34.

IFRS 1 also requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was September 1, 2010. IFRS requires first-time adopters to retrospectively apply all IFRS’s that will be in effect at its August 31, 2012 reporting date. However, it also provides for certain optional exemptions and certain mandatory exceptions for first-time adopters. The Company has applied certain of these exemptions to its opening Statement of Financial Position dated September 1, 2010, as described below.

a)	Elected Exemptions from Full Retrospective Application

Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has elected to use this exemption and has only applied IFRS 3 to business combinations that occurred on or after September 1, 2010.

Share Based Payment Transactions

IFRS 1 permits first-time adopters to not apply IFRS 2 to equity instruments that were granted on or before November 7, 2002 or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS. The Company has elected to take this exemption and not apply IFRS 2 to awards that vested prior to September 1, 2010.

b)	Mandatory Exceptions to Retrospective Application

Estimates

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the transition date are consistent with those that were made under Canadian GAAP.

c)	Reconciliation from Canadian GAAP to IFRS

In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP in effect for the Company prior to the transition date of September 1, 2010. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Avalon Rare Metals Inc.	Page 27

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

13. Transition to IFRS (continued)

The September 1, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		September 1, 2010
			Effect of
		Canadian	Transition to
	Note	GAAP	IFRS	IFRS
Assets

Current Assets:
Cash and cash equivalents		$6,932,125	$-	$6,932,125
Receivables		1,057,660	-	1,057,660
Prepaid expenses		194,080	-	194,080
		8,183,865	-	8,183,865

Exploration and Evaluation Assets	iii	32,646,738	(7,603)	32,639,135
Property, Plant and Equipment		696,112	-	696,112

		$41,526,715	(7,603)	$41,519,112

Liabilities:

Current Liabilities;
Accounts payable		$2,178,140	$(151,856)	$2,026,284
Accrued liabilities		-	151,856	151,856

		2,178,140	-	2,178,140

Shareholders’ Equity:

Share Capital	iv	58,263,175	190,574	58,453,749
Contributed Surplus	i	7,967,053	(7,967,053)	-
Reserve for Warrants	i	-	4,055,202	4,055,202
Reserve for Share Based Payments	i, ii	-	4,148,827	4,148,827
Reserve for Brokers’ Compensation Warrants	i,	-	608,040	608,040
Accumulated Deficit	ii, iii, iv	(26,881,653)	(1,043,193)	(27,924,846)

		39,348,575	(7,603)	39,340,972

		$41,526,715	$(7,603)	$41,519,112

Avalon Rare Metals Inc.	Page 28

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

13. Transition to IFRS (continued)

The February 28, 2011 Canadian GAAP consolidated interim statement of financial position has been reconciled to IFRS as follows:

		February 28, 2011
			Effect of
		Canadian	Transition to
	Note	GAAP	IFRS	IFRS
Assets

Current Assets:
Cash and cash equivalents		$36,001,397	$-	$36,001,397
Short term guaranteed investment certificate		1,000,753	-	1,000,753
Receivables		1,144,628	-	1,144,628
Prepaid expenses		465,898	-	465,898
		38,612,676	-	38,612,676

Exploration and Evaluation Assets	iii	41,032,083	(18,436)	41,013,647
Property, Plant and Equipment		934,976	-	934,976

		$80,579,735	(18,436)	$80,561,299

Liabilities:

Current Liabilities;
Accounts payable		$3,027,152	$-	$3,027,152

Shareholders’ Equity:

Share Capital	iv	100,554,836	(34,813)	100,520,023
Contributed Surplus	i	7,784,979	(7,784,979)	-
Reserve for Warrants	i	-	4,125,345	4,125,345
Reserve for Share Based Payments	i, ii	-	4,458,745	4,458,745
Reserve for Brokers’ Compensation Warrants	i	-	131,605	131,605
Accumulated Deficit	ii, iii, iv	(30,787,232)	(914,339)	(31,701,571)

		77,552,583	(18,436)	77,534,147

		$80,579,735	$(18,436)	$80,561,299

Avalon Rare Metals Inc.	Page 29

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

13. Transition to IFRS (continued)

The August 31, 2011 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		August 31, 2011
			Effect of
		Canadian	Transition to
	Note	GAAP	IFRS	IFRS
Assets

Current Assets:
Cash and cash equivalents		$70,858,678	$-	$70,858,678
Receivables		650,454	-	650,454
Prepaid expenses		921,748	-	921,748
		72,430,880	-	72,430,880

Exploration and Evaluation Assets	iii	50,475,040	(77,604)	50,397,436
Property, Plant and Equipment		987,633	-	987,633

		$123,893,553	$(77,604)	$123,815,949

Liabilities:

Current Liabilities;
Accounts payable		$3,792,595	$(287,806)	$3,504,789
Accrued liabilities		-	287,806	287,806

		3,792,595	-	3,792,595

Shareholders’ Equity:

Share Capital	ii, iv	146,684,649	(440,052)	146,244,597
Contributed Surplus	i, ii, iii	9,719,348	(9,719,348)	-
Reserve for Warrants	i	-	3,670,248	3,670,248
Reserve for Share Based Payments	i, ii	-	6,646,427	6,646,427
Reserve for Brokers’ Compensation Warrants	i	-	96,688	96,688
Accumulated Deficit	ii, iii, iv	(36,303,039)	(331,567)	(36,634,606)

		120,100,958	(77,604)	120,023,354

		$123,893,553	$(77,604)	$123,815,949

Avalon Rare Metals Inc.	Page 30

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

13. Transition to IFRS (continued)

The Canadian GAAP consolidated interim statement of comprehensive loss for the three months ended February 28, 2011 has been reconciled to IFRS as follows:

		Three Months Ended February 28, 2011
			Effect of
		Canadian	Transition to
	Note	GAAP	IFRS	IFRS
Revenue:
Interest		$137,529	$-	$137,529

Expenses:
Corporate and administrative expenses		1,446,810	-	1,446,810
General exploration expenses	iii	-	8,910	8,910
Amortization		39,554	-	39,554
Share based compensation	ii	1,124,959	(258,844)	866,115

		2,611,323	(249,934)	2,361,389

Loss before the Undernoted Item		(2,473,794)	(249,934)	(2,223,860)

Foreign Exchange Gain (Loss)		(6,286)		(6,286)

Net Loss and Comprehensive Loss for the Period		(2,480,080)	(249,934)	(2,230,146)

Deficit – Beginning of Period		(28,307,152)	(1,164,273)	(29,471,425)

Deficit – End of Period		$(30,787,232)	$(1,914,339)	$(31,701,571)

Loss per Share, Basic and Fully Diluted		$(0.03)		$(0.02)

Weighted Average Number of Common Shares Outstanding, Basic and Fully Diluted		92,992,865		92,992,865

Avalon Rare Metals Inc.	Page 31

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

13. Transition to IFRS (continued)

The Canadian GAAP consolidated interim statement of comprehensive loss for the six months ended February 28, 2011 has been reconciled to IFRS as follows:

		Six Months Ended February 28, 2011
			Effect of
		Canadian	Transition to
	Note	GAAP	IFRS	IFRS
Revenue:
Interest		$231,216	$-	$231,216

Expenses:
Corporate and administrative expenses		2,399,552	-	2,399,552
General exploration expenses	iii	-	10,833	10,833
Amortization		75,529	-	75,529
Share based compensation	ii	1,656,418	(139,687)	1,516,731

		4,131,499	(128,854)	4,002,645

Loss before the Undernoted Item		(3,900,283)	128,854	(3,771,429)

Foreign Exchange Gain (Loss)		(5,296)	-	(5,296)

Net Loss and Comprehensive Loss for the Period		(3,905,579)	128,854	(3,776,725)

Deficit – Beginning of Period		(26,881,653)	(1,043,193)	(27,924,846)

Deficit – End of Period		$(30,787,232)	$(914,339)	$(31,701,571)

Loss per Share, Basic and Fully Diluted		$(0.04)		$(0.04)

Weighted Average Number of Common Shares Outstanding, Basic and Fully Diluted		90,747,626		90,747,626

Avalon Rare Metals Inc.	Page 32

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

13. Transition to IFRS (continued)

The Canadian GAAP consolidated statement of comprehensive loss for the year ended August 31, 2011 has been reconciled to IFRS as follows:

		August 31, 2011
			Effect of
		Canadian	Transition to
	Note	GAAP	IFRS	IFRS
Revenue:
Interest		$605,142	$-	$605,142

Expenses:
Corporate and administrative expenses		4,830,990	-	4,830,990
General exploration expenses	iii	-	70,001	70,001
Amortization		173,302	-	173,302
Share based compensation	ii	5,074,444	(781,627)	4,292,817

		10,078,736	(711,626)	9,367,110

Loss before the Undernoted Item		(9,473,594)	711,626	(8,761,968)

Foreign Exchange Gain		52,208	-	52,208

Net Loss and Comprehensive Loss for the Period		(9,421,386)	711,626	(8,709,760)

Deficit - Beginning of Year		(26,881,653)	(1,043,193)	(27,924,846)

Deficit - End of Year		$(36,303,039)	$(331,567)	$(36,634,606)

Loss per Share, Basic and Fully Diluted		$(0.10)		$(0.09)

Weighted Average Number of Common Shares Outstanding, Basic and Fully Diluted		93,074,790		93,074,790

Avalon Rare Metals Inc.	Page 33

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

13. Transition to IFRS (continued)

The Canadian GAAP consolidated interim statement of cash flows for the three months ended February 28, 2011 has been reconciled to IFRS as follows:

		Three Months Ended February 28, 2011
			Effect of
		Canadian	Transition to
	Note	GAAP	IFRS	IFRS
Operating Activities:
Cash paid to suppliers and employees	v	$(1,229,065)	$(8,910)	$(1,237,975)
Interest received		136,776	-	136,776

		(1,092,289)	(8,910)	(1,101,199)

Financing Activities:
Share capital – equity offering(s)		-	-	-
Share capital – exercise of warrants		847,396	-	847,396
Share capital – exercise of options		1,108,410	-	1,108,410
Share capital – exercise of brokers’ compensation warrants		685,305	-	685,305

		2,641,111	-	2,641,111

Investing Activities:
Exploration and evaluation asset expenditures	v	(3,713,449)	8,910	(3,704,539)
Purchase of property, plant and equipment		(49,750)	-	(49,750)
Short term guaranteed investment certificate		(1,000,000)	-	(1,000,000)

		(4,763,199)	8,910	(4,754,289)

Changes in Cash and Cash Equivalents		(3,214,377)	-	(3,214,377)

Cash and Cash Equivalents – beginning of period		39,215,774	-	39,215,774

Cash and Cash Equivalents – end of period		$36,001,397	$-	$36,001,397

Avalon Rare Metals Inc.	Page 34

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

13. Transition to IFRS (continued)

The Canadian GAAP consolidated interim statement of cash flows for the six months ended February 28, 2011 has been reconciled to IFRS as follows:

		Six Months Ended February 28, 2011
			Effect of
		Canadian	Transition to
	Note	GAAP	IFRS	IFRS
Operating Activities:
Cash paid to suppliers and employees	v	$(2,236,862)	$(10,833)	$(2,247,695)
Interest received		230,463	-	230,463

		(2,006,399)	(10,833)	(2,017,232)

Financing Activities:
Share capital – equity offering(s)		27,896,577	-	27,896,577
Share capital – exercise of warrants		9,591,358	-	9,591,358
Share capital – exercise of options		1,292,516	-	1,292,516
Share capital – exercise of brokers’ compensation warrants		1,672,718	-	1,672,718

		40,453,169	-	40,453,169

Investing Activities:
Exploration and evaluation asset expenditures	v	(8,063,105)	10,833	(8,052,272)
Purchase of property, plant and equipment		(314,393)	-	(314,393)
Short term guaranteed investment certificate		(1,000,000)	-	(1,000,000)

		(9,377,498)	10,833	(9,366,665)

Changes in Cash and Cash Equivalents		29,069,272	-	29,069,272

Cash and Cash Equivalents – beginning of period		6,932,125	-	6,932,125

Cash and Cash Equivalents – end of period		$36,001,397	$-	$36,001,397

Avalon Rare Metals Inc.	Page 35

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

13. Transition to IFRS (continued)

The Canadian GAAP consolidated statement of cash flows for the year ended August 31, 2011 has been reconciled to IFRS as follows:

		August 31, 2011
			Effect of
		Canadian	Transition to
	Note	GAAP	IFRS	IFRS
Operating Activities:
Cash paid to suppliers and employees	v	$(4,752,468)	$(70,001)	$(4,822,469)
Interest received		605,142	-	605,142

		(4,147,326)	(70,001)	(4,217,327)

Financing Activities:
Share capital – equity offering(s)		69,497,735	-	69,497,735
Share capital – exercise of warrants		12,015,282	-	12,015,282
Share capital – exercise of options		2,091,766	-	2,091,766
Share capital – exercise of brokers’ compensation warrants		1,808,980	-	1,808,980

		85,413,763	-	85,413,763

Investing Activities:
Exploration and evaluation asset expenditures	v	(16,930,577)	70,001	(16,860,576)
Purchase of property, plant and equipment		(464,823)	-	(464,823)

		(17,395,400)	70,001	(17,325,399)

Changes in Cash and Cash Equivalents		63,871,037	-	63,871,037

Foreign Exchange Effect on Cash		55,516	-	55,516

Cash and Cash Equivalents - beginning of year		6,932,125	-	6,932,125

Cash and Cash Equivalents - end of year		$70,858,678	-	$70,858,678

Avalon Rare Metals Inc.	Page 36

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

13. Transition to IFRS (continued)

The consolidated financial information prepared under IFRS and that prepared under Canadian GAAP have the following major differences as referenced in the tables:

i)	Reserves

Under pre-transition Canadian GAAP, the Company recorded the value of share based payments and warrants issued to contributed surplus. Under IFRS - IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. IFRS requires a separate disclosure of the value that relates to “reserves for warrants”, “reserves for share based payments”, “reserves for broker’s compensation warrants” and any other component of equity. The balance in contributed surplus was comprised of the reserves for warrants, share based payments and broker’s compensation warrants as at September 1, 2010, February 28, 2011 and August 31, 2011, and has been reclassified and recorded into each of the respective reserve accounts.

ii)	Share based payments

Under IFRS 2, share based payment transactions which are subject to graded vesting should have the separate tranches valued and amortized over the respective vesting periods separately as if each tranche was a separate award. Forfeiture estimates are recognized on the grant date and revised for actual forfeitures in subsequent periods. Pre-transition Canadian GAAP allowed the entire award to be valued together and to be amortized on a straight-line basis over the vesting period of the entire award. Forfeitures of awards were recognized as they occurred. The effect of these changes was to increase reserves for share based payments by $845,016 and an increase of the deficit by $845,016 at the date of transition on September 1, 2010. For the three months ended February 28, 2011, reserves for share based payments was decreased by $33,457, share capital was decreased by $225,387 and share based compensation expense was increased by $258,844. . For the six months ended February 28, 2011, reserves for share based payments was increased by $85,700, share capital was decreased by $225,387 and share based compensation expense was decreased by $139,687. For the year ended August 31, 2011, share capital was decreased by $630,626, reserves for share based payments was increased by $151,001, and share based compensation expense was decreased by $781,627.

iii)	Exploration and evaluation assets

Under IFRS 6, expenses that have been incurred before the Company has secured the legal right to explore a property must be expensed. Pre-transition Canadian GAAP allowed these expenses to be capitalized. The effect of these changes at the transition date on September 1, 2010 was to decrease exploration and evaluation by $7,603 and an increase in the deficit by $7,603. For the three months and six months periods ended February 28, 2011, exploration and evaluation assets was decreased and general exploration expenses was increased by $8,910 and $10,833 respectively. For the year ended August 31, 2011, exploration and evaluation assets was decreased and general exploration expenses was increased by $70,001.

iv)	Flow-through shares

Under pre-transition Canadian GAAP, the Company followed the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respect to flow-through shares, as outlined in EIC-146. The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

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Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months and Six Months ended February 29, 2012

(unaudited)

13. Transition to IFRS (continued)

As part of the transition to IFRS, the Company has adopted a policy to allocate the proceeds between the offering of the flow-through shares and any premium paid by investors for the benefit to be received in future upon renunciation. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. The effect of these changes at the transition date on September 1, 2010 was to increase share capital $190,574 and increase accumulated deficit by the same amount. There was no further transition adjustment for the period ended February 28, 2011 and for the year ended August 31, 2011.

v)	Impact on cash flows

Under IFRS 6, cash flows related to general exploration expenses incurred prior to the Company having secured the legal right to explore are included in operating activities versus investing activities under pre-transition Canadian GAAP. The increase (use of cash) in operating activities was $8,910 and $10,833 for the three months and six months ended February 28, 2011 respectively, and $70,001 for the year ended August 31, 2011. There is a corresponding decrease (use of cash) in investing activities.

14. Subsequent Events

Subsequent to the six months ended February 29, 2012, the Company:

a.	granted an aggregate of 200,000 stock options with a weighted average exercise price of $2.85 per share to the Company’s employees, directors and consultants. The weighted average contract life of these options was 5 years;

b.	entered into an option agreement to purchase a parcel of land in Louisiana, USA. The Company has the right to purchase the land for US$7,000,000 (the “Purchase Price”) until May 30, 2013. As consideration for entering into the option agreement, the Company paid the seller an option fee of US$80,000, which will be credited against the Purchase Price on closing; and

c.	entered into an option agreement to purchase a parcel of land in Alabama, USA. The Company has the right to purchase the land for US$500,000 (the “Land Purchase Price”) until September 28, 2012 (the “Expiration Date”). As consideration for entering into the option agreement, the Company paid the seller an option fee of US$11,000. The Company has the option to extend the Expiration Date to March 29, 2013 by paying an additional option fee of US$10,000. All option fees will be credited against the Land Purchase Price on closing.

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